

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 24, 2011

<u>Via Facsimile</u>
Dr. Bami Bastani
Chief Executive Officer
Trident Microsystems, Inc.
1170 Kifer Road
Sunnyvale, California 94086-5303

> **Re: Trident Microsystems, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 000-20784**

Dear Dr. Bastani:

We have reviewed your response filed June 20, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Results of Operations, page 36</u>

1.   We note your responses to prior comments one and two. Please tell us how your MD&A discussion which excludes the historical audited six month period ended December 31, 2009 complies with Item 303(a) and Instructions to Paragraph 303(a) of Regulation S-K.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker

Kevin L. Vaughn
Accounting Branch Chief